UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [	]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [	]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

October 2, 2006

Item 3.	News Release

On October 2, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that results from eight new drill holes have continued to expand, laterally and at depth, the Cuello Zone, at its La Cabeza gold project.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 2nd day of October 2006.

SCHEDULE “A”

CUELLO ZONE DRILLING EXTENDS LA CABEZA MINERALIZATION

Vancouver, B. C., October 2, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that results from eight new drill holes have continued to expand, laterally and at depth, the Cuello Zone, at its La Cabeza gold project.

The latest Cuello diamond core drill holes have returned a number of significant intercepts that fall outside the most recent La Cabeza project resources estimate, in July 2005. These new results are the first update from the Cuello Zone since the announcement of high-grade vein intercepts, on April 27th, 2006.

Of particular note, drill hole LCD-147, testing the easternmost Cuello vein, returned an intercept of:

•	31.5 metres (103 ft.) at a grade of 3.2 grams per tonne (“g/t”) gold (0.09 oz/ton).

Separately, three holes drilled to test the westernmost Cuello veins returned intercepts of:

•	2.7 meters (8.9 ft.) at a grade of 13.5 g/t gold (0.39 oz/ton) (drill hole LCD-155),
•	5.6 metres (18.4 ft.) at a grade of 7.6 g/t gold (0.22 oz/ton) (drill hole LCD-155),
•	0.7 metres (2.3ft.) at a grade of 20.8 g/t gold (0.61 oz/ton) (drill hole LCD-151), and
•	0.5 metres (1.65ft.) at a grade of 10.1 g/t gold (0.29 oz/ton) (drill hole LCD-152).

A new drill hole, LCD-137, to test the southernmost limit of the Cuello Zone returned:

•	3.4 metres (11.2ft.) at a grade of 2.9 g/t gold (0.08 oz/ton).

Positive results from a new drill hole LCD-149 that tested the deeper portion of the Cuello Zone returned:

•	13.7 metres (44.9ft.) at a grade of 1.7 g/t gold (0.05 oz/ton), and
•	5.1 metres (16.7ft.) at a grade of 3.9 g/t gold (0.11 oz/ton).

Exeter’s Chairman, Yale Simpson, commented: “These results support our understanding that the Cuello vein system remains open along trend to the north and south and at depth. Geological and geochemical characteristics of the eastern and central portions, of the Cuello Zone, suggest they could join at depth as a potential “feeder zone” to the hydrothermal system. This target will be tested by diamond drilling to a depth of +250 metres below surface.”

Detailed Drilling Results

Significant assay results from the new Cuello Zone drilling, at a cut-off grade of 0.5 g/t gold, are as follows:

Area	Hole	From (metres)	To (metres)	Width (metres)	Gold grade (g/t)
Southern	LCD-137	87.5	88.4	0.9	1.1
		99.2	100.3	1.1	1.0
		173.2	174.0	0.8	1.4
		177.6	181.0	3.4	2.9
Central	LCD-141	20.0	21.8	1.8	1.9
		24.0	25.0	1.0	1.3
		26.0	27.0	1.0	1.1
		32.0	33.0	1.0	1.3
Central	LCD-146	70.0	70.8	0.8	8.5
		208.2	211.6	3.4	2.4
	Including	210.3	211.1	0.8	5.4
		217.7	218.9	1.2	1.1
		251.6	253.0	1.4	2.5
		295.0	298.0	3.0	2.2
Eastern	LCD-147	18.5	50.0	31.5	3.2
	Including	25.3	26.6	1.3	11.5
	And	28.3	28.9	0.6	33.9
	And	32.3	38.8	6.5	5.7
Central	LCD-149	185.4	186.2	0.8	1.8
		193.8	194.7	0.9	6.7
		196.0	199.8	3.8	1.1
		234.3	248.0	13.7	1.7
	Including	241.3	242.8	1.5	4.2
		255.0	258.0	3.0	0.5
		262.2	265.0	2.8	0.7
		285.9	291.0	5.1	3.9
	Including	287.3	290.0	2.7	6.3
Western	LCD-151	87.2	89.0	1.8	2.3
	including	87.2	87.7	0.5	6.8
		101.2	101.9	0.7	20.8
		135.0	136.0	1.0	2.1
Western	LCD-152	40.0	41.5	1.5	4.2
	including	41.0	41.5	0.5	10.1
Western	LCD-155	70.2	72.9	2.7	13.5 *
		89.0	90.0	1.0	0.7
		142.2	143.1	0.9	9.9
		146.0	151.6	5.6	7.6
	including	148.8	150.0	1.2	17.4

*  Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and un-mineralized rocks) have been collected and dispatched to the University of San Juan in Argentina for simple compression tests (“SCT”). In LCD-155, the interval 72.9 – 74.0 metres, represents a SCT sample and for reporting purposes has been assumed to have a gold value of zero.

For a plan locating the drill holes please click on this hyperlink: http://www.exeterresource.com/images/gallery/plans/plans20.pdf. These details are also available for inspection on Exeter’s website at www.exeterresource.com .

Diamond drill hole LCD-137, sited at the southern end of Cuello, confirms, at a vertical depth of approximately 150 metres, the extension of mineralization intersected in a previous hole sited 50 metres to the west.

LCD-141 was an in-fill resource-definition drill hole, located within the central portion of Cuello.

Diamond drill hole LCD-146 intersected the main eastern Cuello vein from 67 to 80 metres down-hole depth, plus several veins related to the central portion of Cuello (from a depth of 150 metres to the end of the drill hole), confirming the vertical extension of mineralization intersected previously.

Diamond drill hole LCD-147, targeted on the eastern Cuello vein, confirmed, at shallower levels, the mineralization intercepted by LCD-98 (reported April 27th 2006). LCD-147 was sited on the same drill section as LCD-98, approximately 25 metres south of the discovery drill holes (LCD-24, LCD-62 and LCD-83, reported February 15, 2006).

Diamond drill hole LCD-149, sited to test the central area of Cuello, intersected, at a vertical depth of approximately 200 metres, the broad area of mineralization previously intersected.

Diamond drill hole LCD-152, in the western area of Cuello, intersected the veins 50 metres north of mineralization previously intersected (LCD-61, reported October 6, 2005).

Diamond drill holes LCD-151 and LCD-155 were sited 50 meters to the east and south, respectively, of the southernmost drill hole on the western area of Cuello. Additional drilling will delineate the southern limit of this mineralization.

Other Drilling at La Cabeza

Drilling is currently focusing on potential extensions to the Cuello, Luna, and Central Vein Zones. A 450 metre-long set of overlapping reverse circulation drill holes (“drill fence”), located south of Luna, and a 600 metre-long drill fence, located northwest of Luna, have recently been completed. A third drill fence is in progress between the Luna and Ojo Zones, an area under extensive sand cover. Results will be released upon verification and compilation of assays.

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks. Note that the drill widths presented above are drill intersection widths and may not represent the true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold-silver properties in Argentina and Chile.

Four drills are operating at its advanced La Cabeza gold project to verify and extend gold and silver resources. Concurrently, project development activities, including engineering, metallurgical, hydrological, and environmental studies, are underway.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A. over 12 epithermal gold and silver properties in Santa Cruz, Rio Negro and Chubut provinces. Current exploration is focusing on detailing vein extensions, under extensive sand and gravel cover, at Cerro Moro, ahead of further drilling planned for final quarter this year.

In Chile, Exeter is prospecting some 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date October 2, 2006

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director